PROVINCE OF MANITOBA
NOTES TO THE QUARTERLY FINANCIAL REPORT
FOR THE NINE MONTHS — APRIL TO DECEMBER 2002

This report presents the unaudited financial results of the Province of Manitoba for the third quarter of the 2002/03 fiscal year. The comparative data provided for the 2001/02 fiscal year has been restated to reflect the organizational structure of departments established in the 2002/03 Estimates as well as the in-year reorganization of departments announced on September 25, 2002.

As noted in previous Quarterly Financial Reports for 2002/03, a $150.0 million payment from Manitoba Hydro related to export profits that was to have been received in 2001/02 was recorded as revenue to the Province in the 2002/03 fiscal year. This payment was received in August 2002 and is identified as an extraordinary revenue item in the quarterly financial reports.

THIRD QUARTER — ACTUAL TO ESTIMATE

The Net Expenditure for the nine months ended December 31, 2002 of $201.6 million was $56.5 million lower than the third quarter projection of $258.1 million, primarily as a result of lower than anticipated expenditures. This variance is mainly attributable to differences in timing in the flow of disbursements, as well as the impact of departmental efforts to reduce discretionary spending.

THIRD QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS

Total revenues, before the extraordinary revenue of $150.0 million from Manitoba Hydro, of $4,775.8 million were $47.2 million more than for the same period last year. This improvement mainly reflects the higher levels projected in the 2002 Budget for Retail Sales Tax, Tobacco Tax, planned 2002/03 revenue from Manitoba Hydro and the Manitoba Lotteries Corporation and revenue from the federal government related to the Canada Health and Social Transfer. These increases were offset, in part, by the budgeted decrease in Corporation Income Tax and lower than anticipated payments from Canada related to Equalization.

Total third quarter expenditures of $5,127.5 million were $183.6 million higher than for the same period last year. The increase in expenditures mainly reflects the increased level of spending authority approved in the 2002 Budget for the departments of Health, Family Services and Housing, Education and Youth, Transportation and Government Services and Justice, as well as differences in the timing of payments. These program increases were offset by a reduction of $8.9 million in public debt servicing costs consistent with the 2002 Budget.

CAPITAL INVESTMENT

Expenditure for the acquisition of tangible assets was $2.6 million more than estimated for the third quarter and $7.9 million more than expenditures incurred during the same period last year, mainly due to differences in timing as well as the level of funding required for various approved projects.

YEAR END PROJECTION

The year end positive balance for the operating fund is forecast to be $3.5 million, consistent with the forecast included in the second quarter financial report.

Excluding the extraordinary payment from Manitoba Hydro related to 2001/02, total revenues are projected to decrease $28.4 million, or 0.4%, from the budget. This represents an improvement of $25.9 million from the second quarter projection. The decrease is primarily due to a $59.9 million, or 4.0%, projected decrease in equalization revenue due to changes in the national economy and related revenues to be equalized among provinces. In addition, Individual Income Tax is projected to decrease $24.5 million, or 1.5%, and the $75 million budgeted to be received from Manitoba Hydro related to 2002/03 export profits is projected to decline $23 million under the revenue sharing agreement as a result of lower than expected water levels. The projected revenue decreases are expected to be offset by higher than anticipated corporation and payroll taxes as a result of better than anticipated economic performance (combined increase of $45.9 million, or 8.1%). In addition, Canada Health and Social Transfer revenue is projected to increase $27.2 million, or 3.7%, and Manitoba Lotteries Corporation net income is projected to increase $12.5 million, or 5.0%.

Recent changes in the application of mining tax revenue data in the national equalization formula are the subject of discussions with the federal government. This change, if implemented, would result in a shift of some of Manitoba’s equalization revenue from 2002/03 to 2003/04. Pending conclusion of these discussions, the third quarter projections do not incorporate the impact of any change for 2002/03.

The health funds announced in the recent federal budget will be used to support the future cost of provincial health care priorities that meet the criteria outlined in the First Ministers’ Health Accord.

Expenditures are projected to increase $39.2 million, or 0.6%, in total from the 2002 Budget levels. This represents a reduction of $31.9 million from the second quarter projection, primarily due to in-year expenditure management efforts undertaken in all departments to reduce discretionary spending. As noted in the second quarter report, the expenditure increase relates primarily to health care and emergency expenditures. A $56.0 million increase in health care expenditure is projected as a result of wage settlements and continued price and volume pressures including pharmacare and medical services. Emergency expenditures are higher as a result of forest fire suppression and flood related costs. Despite some volume-based pressures in some departments such as the Department of Justice, spending in most other departments will be less than budgeted levels due to in-year expenditure management measures. Public debt servicing costs are projected to be $33.3 million, or 9.0%, less than budgeted as a result of a lower U.S. dollar debt exposure and lower interest rates.

The expenditure forecast includes all of the expenditure requirements that were recently approved by special warrant.

COMPLIANCE WITH BALANCED BUDGET LEGISLATION

The Balanced Budget, Debt Repayment and Taxpayer Accountability Act includes a requirement for the Minister of Finance to report on compliance with the Act in the government’s Third Quarter Financial Report (for the period ending December 31). Based on the year end projection of a $3.5 million positive balance, the government will be in compliance with this Act.

DEBT RETIREMENT

The 2002 Budget provided for a $96.4 million contribution to the Debt Retirement Fund. As required by the balanced budget legislation, an allocation committee determines the share of those funds directed to pension or general purpose debt. For 2002/03, the Committee has allocated $48.2 million for retirement of pension obligations, leaving $48.2 million for the retirement of general purpose debt. The status of the Debt Retirement Fund is outlined on page 11.

FISCAL STABILIZATION FUND

Based on the projected results for 2002/03, a $4.1 million transfer from the Fiscal Stabilization Fund is projected. This transfer is net of the $150.0 million 2001/02 payment from Manitoba Hydro that has been recorded as 2002/03 revenue. The transfer is $57.9 million lower than anticipated in the previous quarterly financial report. The status of the Fiscal Stabilization Fund is outlined on page 12. As at March 31, 2002, the Fiscal Stabilization Fund is projected to have a balance of $254.1 million.

BORROWING ACTIVITY

The original estimate of borrowing requirements identified in the 2002 Budget was $2,260.2 million, including refinancing and funding for Manitoba Hydro and Health’s capital programs. This requirement has increased to $2,780.7 million to accommodate debt called prior to maturity and to fund an allocation to the Provincial Sinking Fund for the repurchase of foreign debt and refunding debt which will mature in fiscal year 2003/04.

For the period April 1, 2002 to December 31, 2002, $2,696.6 million has been borrowed of which $2,303.3 million was raised in the public market.

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
(with comparative figures for December 31, 2001)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Revenue
3,275,388	3,299,141	23,753	Own Source Revenue	3,299,141	3,304,469	(5,328)
1,453,245	1,476,714	23,469	Government of Canada	1,476,714	1,483,851	(7,137)
—	150,000	150,000	Extraordinary Revenue - Manitoba Hydro (2001/02)	150,000	150,000	—

4,728,633	4,925,855	197,222	Total Revenue	4,925,855	4,938,320	(12,465)

			Expenditure
4,657,742	4,850,261	192,519	Program Expenditure	4,850,261	4,921,469	(71,208)
286,184	277,237	(8,947)	Debt Servicing	277,237	274,982	2,255

4,943,926	5,127,498	183,572	Total Expenditure	5,127,498	5,196,451	(68,953)

(215,293)	(201,643)	(13,650)	Net Revenue/(Expenditure)	(201,643)	(258,131)	(56,488)
			Interfund Transfers
—	—	—	Debt/Pension Repayment	—	—	—
—	—	—	Fiscal Stabilization Fund	—	—	—

—	—	—	Total Interfund Transfers	—	—	—

(215,293)	(201,643)	(13,650)	Balance Under Balanced Budget Legislation	(201,643)	(258,131)	(56,488)

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
(with comparative figures for December 31, 2001)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Taxation:
			Finance
1,228,705	1,204,552	(24,153)	– Individual Income Tax	1,204,552	1,224,354	(19,802)
285,408	181,457	(103,951)	– Corporation Income Tax	181,457	164,097	17,360
95,978	107,928	11,950	– Corporation Capital Tax	107,928	111,739	(3,811)
105,671	109,655	3,984	– Gasoline Tax	109,655	105,987	3,668
30,508	33,544	3,036	– Insurance Corporations Tax	33,544	31,730	1,814
159,399	167,592	8,193	– Levy for Health and Education	167,592	165,080	2,512
11,271	12,203	932	– Land Transfer Tax	12,203	10,740	1,463
10,000	4,550	(5,450)	– Mining Tax	4,550	4,550	—
44,922	47,016	2,094	– Motive Fuel Tax	47,016	45,741	1,275
658,400	695,568	37,168	– Retail Sales Tax	695,568	701,181	(5,613)
38,436	38,987	551	– Revenue Act, 1964, Part I	38,987	37,738	1,249
95,993	124,391	28,398	– Tobacco Tax	124,391	125,763	(1,372)
2,365	2,178	(187)	– Environmental Protection Tax	2,178	2,129	49
422	131	(291)	– Other Taxation	131	72	59

2,767,478	2,729,752	(37,726)		2,729,752	2,730,901	(1,149)
			Industry, Trade and Mines
2,685	2,252	(433)	– Oil and Natural Gas Tax	2,252	2,352	(100)

2,770,163	2,732,004	(38,159)		2,732,004	2,733,253	(1,249)
			Other Revenue:
82,187	72,317	(9,870)	Conservation – Water Power Rentals	72,317	72,852	(535)
23,094	23,721	627	Conservation – Other	23,721	24,091	(370)
56,633	62,551	5,918	Transportation and Government Services	62,551	66,988	(4,437)
—	50,000	50,000	Manitoba Hydro (2002/03)	50,000	50,000	—
108,700	107,000	(1,700)	Manitoba Liquor Commission	107,000	107,000	—
179,000	193,000	14,000	Manitoba Lotteries Corporation	193,000	193,000	—
55,611	58,548	2,937	Other Departments	58,548	57,285	1,263

505,225	567,137	61,912		567,137	571,216	(4,079)

3,275,388	3,299,141	23,753	Total Own Source Revenue	3,299,141	3,304,469	(5,328)

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
(with comparative figures for December 31, 2001)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
			Government of Canada
890,224	862,900	(27,324)	Equalization	862,900	866,412	(3,512)
507,024	544,394	37,370	Canada Health and Social Transfer	544,394	545,464	(1,070)
—	14,811	14,811	Medical Equipment Fund	14,811	12,147	2,664
37,779	33,338	(4,441)	Advanced Education and Training	33,338	33,231	107
3,646	1,140	(2,506)	Justice	1,140	5,557	(4,417)
831	4,288	3,457	Transportation and Government Services	4,288	4,910	(622)
13,741	15,843	2,102	Other Departments	15,843	16,130	(287)

1,453,245	1,476,714	23,469	Total Government of Canada	1,476,714	1,483,851	(7,137)

4,728,633	4,775,855	47,222	Total Before Extraordinary Revenue	4,775,855	4,788,320	(12,465)

			Extraordinary Revenue
—	150,000	150,000	Manitoba Hydro (2001/02)	150,000	150,000	—

4,728,633	4,925,855	197,222	Total Revenue	4,925,855	4,938,320	(12,465)

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF PART A – OPERATING EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
(with comparative figures for December 31, 2001)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
15,727	17,001	1,274	Legislative Assembly	17,001	17,889	(888)
2,356	2,505	149	Executive Council	2,505	2,528	(23)
18,785	21,789	3,004	Aboriginal and Northern Affairs	21,789	22,291	(502)
351,943	350,568	(1,375)	Advanced Education and Training	350,568	357,617	(7,049)
62,947	73,863	10,916	Agriculture and Food	73,863	69,249	4,614
3,138	3,199	61	Civil Service Commission	3,199	3,352	(153)
4,987	4,707	(280)	Community Support Programs	4,707	4,679	28
108,779	110,656	1,877	Conservation	110,656	110,785	(129)
43,173	44,291	1,118	Culture, Heritage and Tourism	44,291	45,652	(1,361)
744,520	761,561	17,041	Education and Youth	761,561	768,875	(7,314)
37,291	42,262	4,971	Employee Pensions and Other Costs	42,262	40,580	1,682
14,145	8,964	(5,181)	Energy, Science and Technology	8,964	16,514	(7,550)
601,303	627,385	26,082	Family Services and Housing	627,385	629,956	(2,571)
90,903	90,998	95	Finance – Departmental Costs	90,998	92,695	(1,697)
286,184	277,237	(8,947)	Finance – Debt Servicing Costs	277,237	274,982	2,255
1,982,101	2,072,465	90,364	Health	2,072,465	2,083,167	(10,702)
9,619	12,823	3,204	Healthy Child Initiative	12,823	13,971	(1,148)
18,227	17,134	(1,093)	Industry, Trade and Mines	17,134	17,731	(597)
88,913	95,279	6,366	Intergovernmental Affairs	95,279	116,841	(21,562)
161,422	168,661	7,239	Justice	168,661	171,136	(2,475)
18,185	19,018	833	Labour and Immigration	19,018	18,923	95
500	503	3	Seniors Directorate	503	524	(21)
7,727	7,720	(7)	Sport	7,720	7,743	(23)
808	787	(21)	Status of Women	787	814	(27)
244,213	255,554	11,341	Transportation and Government Services	255,554	261,376	(5,822)
935	16,250	15,315	Enabling Appropriations	16,250	14,914	1,336
25,095	24,318	(777)	Other Appropriations	24,318	31,667	(7,349)

4,943,926	5,127,498	183,572	Total Expenditure	5,127,498	5,196,451	(68,953)

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF PART B – CAPITAL INVESTMENT
FOR THE NINE MONTHS ENDED DECEMBER 31, 2002
(with comparative figures for December 30, 2001)
(UNAUDITED)

				2002/03
2001/02	2002/03	INCREASE
ACTUAL	ACTUAL	(DECREASE)		ACTUAL	ESTIMATE	VARIANCE

(thousands of dollars)				(thousands of dollars)
25	13	(12)	Agriculture and Food	13	84	(71)
522	383	(139)	Conservation	383	502	(119)
—	—	—	Energy, Science and Technology	—	300	(300)
—	1,046	1,046	Family Services and Housing	1,046	1,230	(184)
79	152	73	Finance	152	246	(94)
360	662	302	Health	662	683	(21)
1,099	1,272	173	Justice	1,272	1,429	(157)
11,152	19,681	8,529	Transportation and Government Services	19,681	15,067	4,614
9,826	7,797	(2,029)	Enabling Appropriations	7,797	8,879	(1,082)

23,063	31,006	7,943	Total Capital Investment	31,006	28,420	2,586

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
DECEMBER 31, 2002
(with comparative figures for March 31, 2002)
(UNAUDITED)

Canadian	Canadian
Dollar	Dollar	Increase			Canadian	Canadian	Increase
Equivalent	Equivalent	(Decrease)			Dollar	Dollar	(Decrease)
at Date of	at Date of	Dec. 31/02			Valuation	Valuation	Dec. 31/02
Issue	Issue	over			(Note 1)	(Note 1)	over
Dec. 31/02	March 31/02	Mar. 31/02			Dec. 31/02	March 31/02	March 31/02

(thousands of dollars)					(thousands of dollars)
			Direct Debt Payable in:
12,118,059	11,835,290	282,769	Canadian Dollars		12,090,261	11,807,490	282,771
3,333,574	2,962,401	371,173	Issues Swapped to Canadian		3,480,817	3,221,628	259,189
2,747,175	3,055,916	(308,741)	U.S. Dollars		3,292,855	3,734,567	(441,712)
1,224,167	1,403,111	(178,944)	Issues Swapped to U.S. Dollars		1,326,215	1,555,051	(228,836)

19,422,975	19,256,718	166,257	Total Direct Debt		20,190,148	20,318,736	(128,588)

			Guaranteed Debt Payable in:
834,999	595,190	239,809	Canadian Dollars		834,999	595,190	239,809
—	—	—	U.S. Dollars		—	—	—

834,999	595,190	239,809	Total Guaranteed Debt		834,999	595,190	239,809

20,257,974	19,851,908	406,066	Total Direct and Guaranteed Debt	(Note 2)	21,025,147	20,913,926	111,221
6,357,813	6,410,517	(52,704)	Less: Sinking Fund Investments		6,357,813	6,410,517	(52,704)
150,864	100,444	50,420	Less: Debt Retirement Fund		150,864	100,444	50,420

13,749,297	13,340,947	408,350	Net Direct and Guaranteed Debt	(Note 3)	14,516,470	14,402,965	113,505

See notes on following page.

PROVINCE OF MANITOBA
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
DECEMBER 31, 2002
(with comparative figures for March 31, 2002)
(UNAUDITED)

NOTES:

1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at March 31, 2002 and December 31, 2002.

2.	Direct and Guaranteed Debt are payable in Canadian and U.S. dollars. As at December 31, 2002, total gross debt was payable 78% in Canadian dollars and 22% in U.S. dollars. Of this total, General Government Program Debt and Other Debt Debt was payable 97% in Canadian dollars (94% at March 31, 2002) and 3% in U.S. dollars (6% at March 31, 2002) while Manitoba Hydro debt was payable 45% in Canadian dollars (42% at March 31, 2002) and 55% in U.S. dollars (58% at March 31, 2002).

3.	The debt was issued for the following purposes:

	December 31, 2002		March 31, 2002

	(in thousands)	(per capita)	(in thousands)	(per capita)
		(Note 6)		(Note 6)

General Government Programs	6,301,993	5,479	6,406,112	5,571
The Manitoba Hydro-Electric Board	6,438,936	5,598	6,263,251	5,446
Capital Investments (Note 4)	244,900	213	244,900	213
Manitoba Hospital Facilities (Note 4)	461,000	401	390,000	339
Other	1,069,641	930	1,098,702	955

Total (Note 5)	14,516,470	12,621	14,402,965	12,524

4.	Capital Investments are the stock of tangible capital assets held by government. These are paid off over the useful life of the assets (see Main Estimates page 161 for details). Manitoba Hospital Facilities debt was recorded as Provincial debt for the first time in 2000/01. Previously, this debt was held in the name of individual health facilities at a higher overall cost to taxpayers. Hospital Facilities debt is repaid over terms up to 20 years.

5.	The $113.5 million increase in total debt is comprised of prefunding of self-sustaining debt including Manitoba Hospital Facilities and Manitoba Hydro’s capital requirements which were offset by the contribution to the Debt Retirement Fund and a provision for non-cash items.

6.	Per capita data is based upon population figures at October 1, 2002 as reported by Statistics Canada. Taxpayer supported debt, including debt for general government programs, decreased as a result of a net increase to the Debt Retirement Fund and a provision for non-cash items. Self-sustaining debt, including Manitoba Hydro, increased due to prefunding of self-sustaining debt and Manitoba Hydro’s capital requirements offset by a net increase in Manitoba Hydro’s sinking fund. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar debt.

PROVINCE OF MANITOBA
DEBT RETIREMENT FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

	2002/03	2001/02
	Projection (1)	Actual

	(thousands of dollars)
Fund Balance, Beginning of Year	100,444	75,227

Revenue:
Interest Earnings	3,200	3,860
Transfer from Operating Fund	96,357	96,357

	99,557	100,217

Expenditure:
Transfer to Operating Fund for:
– Debt Retirement	—	—
– Pension Obligation (2)	(48,179)	(75,000)

	(48,179)	(75,000)

Fund Balance, End of Year	151,822	100,444

Notes:

(1)	Based on 2002 Budget.

(2)	The actual allocation of funds has been determined by the Allocation Committee as per Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA
FISCAL STABILIZATION FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(with comparative figures for March 31, 2002)
(UNAUDITED)

	2002/03	2001/02
	Projection	Actual

	(thousands of dollars)
Fund Balance, Beginning of Year	247,254	320,494

Revenue:
Interest Earnings	7,483	13,923

Interfund Transfers
Transfer to the Operating Fund
– Re: Payment from Manitoba Hydro (2001/02)	—	(150,000)
Transfer to the Operating Fund	(4,100)	—
Transfer from the Operating Fund
– Re: Year-End Surplus	3,500	62,837

	(600)	(87,163)

Fund Balance, End of Year	254,137	247,254

PROVINCE OF MANITOBA
OPERATING FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2003
(UNAUDITED)

	Revised	Budget
	Projection	Projection

	(thousands of dollars)
Revenue
Total Before Extraordinary Revenue	6,912,937	6,941,290
Extraordinary Revenue re: Manitoba Hydro (2001/02)	150,000	—

Total Revenue	7,062,937	6,941,290
Expenditure
Program	6,632,234	6,559,749
Debt Servicing	334,986	368,310

Total Expenditure	6,967,220	6,928,059

Net Revenue / (Expenditure)	95,717	13,231
Interfund Transfers
Debt/Pension Repayment	(96,357)	(96,357)
From Fiscal Stabilization Fund	4,100	93,000

Total Interfund Transfers	(92,257)	(3,357)

Balance Under Balanced Budget Legislation	3,460	9,874